December 28, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ruairi Regan

Re: Four Springs Capital Trust Request to Withdraw Registration Statement on Form S-11 (File No. 333-261089)

Dear Mr. Regan:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Four Springs Capital Trust (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith on November 15, 2021.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time due to market conditions. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Nanette C. Heide of Duane Morris LLP, counsel to the Company, at (212) 692-1003.

Very truly yours,

/s/ William P. Dioguardi
Name:	William P. Dioguardi
Title:	Chief Executive Officer

cc:	Nanette C. Heide, Duane Morris LLP